June 2, 2005

David G. Lloyd
Bertucci's Corporation
155 Otis Street
Northborough, MA 01532

Re: **Bertucci's Corporation**
       Form 10-K for the year ended December 29, 2004
       Commission File Number: 333-62775

Dear Mr. Lloyd:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  David R. Humphrey
                  Branch Chief